[redacted], 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

08006264

1st December 2008

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SEC
Mail Processing
Section

DEC 11 2008

Washington, DC
101

SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

November 3rd; 5th; 5h; 6th; 6th; 12th; 13th; 21st; 25th; 27th; 28th; 28th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

PROCESSED
DEC 22 2008
THOMSON REUTERS

Dennis Read
Deputy Company Secretary

Encs.

12/18

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Debit 0800 44 40 40
Credit 0800 289 892

INTERNET BETTING
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RETAIL BETTING
Over 1500 shops throughout the UK.
Customer Helpline 08705 18 17 15

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 03 November 2008 15:55
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 3235H
William Hill PLC
03 November 2008

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
3 November 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3) :
Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):
31 October 2008

6. Date on which issuer notified:
3 November 2008

7. Threshold(s) that is/are crossed or reached:
Fallen below 7%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
3169889 GBP0.10	24,815,614	24,815,614

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
3169889 GBP0.10	24,240,273	Nil	24,240,273	Nil	6.969

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
24,240,273	6.969

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

8,024 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

13,277 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,668 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

31,894 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

24,185,410 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

………………

11. Number of voting rights proxy holder will cease to hold:

………………

12. Date on which proxy holder will cease to hold voting rights:

………………

13. Additional information:

………………

14. Contact name:

03/11/2008

Central Disclosure Unit

15. Contact telephone number:
+44 (0) 1444 418336

16. Identity of the persons or legal entity subject to the notification obligation:
Lloyds TSB Group Plc
Henry Duncan House
120 George Street
Edinburgh EH2 4LH
+44 (0) 131 225 4555

17. Identify of the notifier
Lloyds TSB Central Disclosure Unit
2nd Floor, 31/33 Perrymount Road
Haywards Heath
West Sussex RH16 3SP

+44 (0) 1444 418336
GrpOps_CDU@LloydsTSB.co.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]

Sent: 05 November 2008 14:21

To: Sue Adler

Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5195H
William Hill PLC
05 November 2008

5 November 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 4 November 2008, 11,009 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Performance Share Plan 2005 and Executive Director 2004 Operating Bonus Scheme.

Following the above transfer of shares out of treasury, the Company has a total of 347,818,775 ordinary shares in issue, in addition 5,899,984 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 05 November 2008 15:33
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5342H
William Hill PLC
05 November 2008

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
5 November 2008

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Capital Research and Management Company

4. Full name of shareholder(s) (if different from 3) :
....

5. Date of transaction (and date on which the threshold is crossed or reached if different):
3 November 2008

6. Date on which issuer notified:
4 November 2008

7. Threshold(s) that is/are crossed or reached:
5%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
Ordinary shares	17,532,735	17,532,735

Resulting situation after the triggering transaction					
Number of shares		Number of voting rights		% of voting rights	
Direct	Indirect	Direct	Indirect	Direct	Indirect
	17,008,283		17,008,283		4.8901%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
17,008,283	4.8901%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

....

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:
Gina Martinez or Vivien Tan

15. Contact telephone number:
(213) 615 0469

This information is provided by RNS
The company news service from the London Stock Exchange

END

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From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 06 November 2008 15:17
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 6403H
William Hill PLC
06 November 2008

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
6 November 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3) :
Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):
5 November 2008

6. Date on which issuer notified:
6 November 2008

7. Threshold(s) that is/are crossed or reached:
Fallen below 6%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
3169889 GBP0.10	21,463,816	21,463,816

	Resulting situation after the triggering transaction				
Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
3169889 GBP0.10	20,548,325	Nil	20,548,325	Nil	5.908

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
20,548,325	5.908

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

8,024 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

13,277 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,668 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

31,894 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

20,493.462 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
Central Disclosure Unit

15. Contact telephone number:

+44 (0) 1444 418336

16. Identity of the persons or legal entity subject to the notification obligation:

Lloyds TSB Group Plc
Henry Duncan House
120 George Street
Edinburgh EH2 4LH
+44 (0) 131 225 4555

17. Identify of the notifier

Lloyds TSB Central Disclosure Unit
2nd Floor, 31/33 Perrymount Road
Haywards Heath
West Sussex RH16 3SP

+44 (0) 1444 418336
GrpOps_CDU@LloydsTSB.co.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 06 November 2008 07:09
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5536H
William Hill PLC
06 November 2008

6 November 2008

WILLIAM HILL PLC

BOARD APPOINTMENT

NON-EXECUTIVE DIRECTOR

William Hill PLC is pleased to announce that Ashley Highfield will be joining the Board as a non-executive director with effect from 17th November 2008.

Mr Highfield is currently CEO of Project Kangaroo - the proposed three way joint venture between the BBC, ITV and Channel 4 which will offer a commercial on-demand service available over the web and to digital set-top boxes. Prior to this appointment in 2008, he worked at the BBC as Director, New Media & Technology and was a member of the executive board and

management board.

Charles Scott, Chairman, said:

"I am delighted that Ashley has agreed to join the board of William Hill PLC as a non-executive director. His wide-ranging experience and knowledge of the digital world will be a real asset to the company and our online platforms, bringing an even deeper understanding of existing and emerging technologies, and an expert and realistic sense of what can be achieved in this area."

Enquiries:

Ralph Topping, Chief Executive	020 8918 3910
Deborah Spencer, Brunswick	020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 12 November 2008 16:58
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 0484I
William Hill PLC
12 November 2008

12 November 2008

WILLIAM HILL PLC

NOTIFICATION OF INTERESTS OF DIRECTORS

EXERCISE OF AWARDS AND SALE OF SHARES

Following the announcement on 29 October 2008, William Hill PLC ("the Company") announces that Ian Spearing, executive director of the Company, exercised an award over 3,550 ordinary shares of 10p each in the Company ("Ordinary Shares") under the Company's Executive Director 2004 Operating Bonus Scheme and 10,468 ordinary shares under the Company's Performance Share Plan 2005.

Both awards were exercised for nil consideration. As a result of this exercise, 5,776 ordinary shares were sold at a price of £1.9775 to cover tax and national insurance and the balance of 8,242 ordinary shares are being retained by Ian Spearing.

The interests of Ian Spearing in the Company's share schemes following the above transaction are set out in the table below.

Director	SAYE 2007 (no. of Shares)	PSP 2006 (no. of Shares)	EBMS 2007 (no. of Shares)	EBMS 2008 (no. of Shares)
Ian Spearing	1,912	29,565	50,948	97,020

Enquiries:

Dennis Read Deputy Company Secretary 0208 918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END

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From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 13 November 2008 10:14
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 0887I
William Hill PLC
13 November 2008

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
13 November 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3) :
Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):
11 November 2008

6. Date on which issuer notified:
12 November 2008

7. Threshold(s) that is/are crossed or reached:
Reached 6%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if	Situation previous to the triggering transaction

possible use ISIN CODE		
	Number of shares	Number of voting rights
3169889 GBP0.10	20,823,199	20,823,199

	Resulting situation after the triggering transaction				
Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
3169889 GBP0.10	20,953,199	Nil	20,953,199	Nil	6.024

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
20,953,199	6.024

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

8,024 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

13,277 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,668 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

31,894 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

20,898,336 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
Central Disclosure Unit

13/11/2008

15. Contact telephone number:
+44 (0) 1444 418336

16. Identity of the persons or legal entity subject to the notification obligation:
Lloyds TSB Group Plc
Henry Duncan House
120 George Street
Edinburgh EH2 4LH
+44 (0) 131 225 4555

17. Identify of the notifier
Lloyds TSB Central Disclosure Unit
2nd Floor, 31/33 Perrymount Road
Haywards Heath
West Sussex RH16 3SP

+44 (0) 1444 418336
GrpOps_CDU@LloydsTSB.co.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]

Sent: 21 November 2008 16:56

To: Sue Adler

Subject: Hemscott News Alert - William Hill PLC

RNS Number : 7210I
William Hill PLC
21 November 2008

21 November 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 21 November 2008, 5,967 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002 and Executive Director 2004 Operating Bonus Scheme.

On the same date, a further 3,764 ordinary shares held by the Company in treasury were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of these shares under option was 180 pence.

Following the above transfer of shares out of treasury, the

Company has a total of 347,828,506 ordinary shares in issue, in addition 5,890,253 ordinary shares are held in treasury.

Enquiries:

Dennis Read	Deputy Company Secretary 020 8918 3723

This information is provided by RNS
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From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 25 November 2008 15:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 9017I
William Hill PLC
25 November 2008

The following notification was received on 21st November 2008 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
25 November 2008

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3) :
Deutsche Bank AG
Abbey Life Assurance Company Limited

5. Date of transaction (and date on which the threshold is crossed or reached if different):
20 November 2008

6. Date on which issuer notified:
21 November 2008

7. Threshold(s) that is/are crossed or reached:
3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	**Number of voting rights**

GB0031698896	N/A	N/A

Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		% of voting rights	
Direct	Direct	Indirect	Direct	Indirect
10,786,807	10,786,807		3.10%	

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,786,807	3.10%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

....

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:
David Lindsay/Andrew Anderson

15. Contact telephone number:
00 44 207 545 8533/8532

This information is provided by RNS
The company news service from the London Stock Exchange

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From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 27 November 2008 14:11
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 0958J
William Hill PLC
27 November 2008

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
27 November 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3) :
Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):
26 November 2008

6. Date on which issuer notified:
27 November 2008

7. Threshold(s) that is/are crossed or reached:
Fallen below 6%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if	Situation previous to the triggering transaction

possible use ISIN CODE		
	Number of shares	Number of voting rights
3169889 GBP0.10	21,230,817	21,230,817

	Resulting situation after the triggering transaction				
Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
3169889 GBP0.10	20,695,907	Nil	20,695,907	Nil	5.950

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
20,695,907	5.950

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

8,024 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

13,277 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,668 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

32,025 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

20,640,913 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
Central Disclosure Unit

27/11/2008

15. Contact telephone number:
+44 (0) 1444 418336

16. Identity of the persons or legal entity subject to the notification obligation:
Lloyds TSB Group Plc
Henry Duncan House
120 George Street
Edinburgh EH2 4LH
+44 (0) 131 225 4555

17. Identify of the notifier
Lloyds TSB Central Disclosure Unit
2nd Floor, 31/33 Perrymount Road
Haywards Heath
West Sussex RH16 3SP

+44 (0) 1444 418336
GrpOps_CDU@LloydsTSB.co.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 28 November 2008 13:49
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1866J
William Hill PLC
28 November 2008

28 November 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 28 November 2008, 3,732 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,832,238 ordinary shares in issue, in addition 5,886,521 ordinary shares are held in treasury.

Enquiries:

Dennis Read | Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

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From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 28 November 2008 15:53
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 2087J
William Hill PLC
28 November 2008

William Hill PLC

Total Voting Rights

On 28 November 2008 William Hill PLC had 347,832,238 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company. William Hill PLC holds 5,886,521 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

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